



Tida Samalapa
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 183/2002

June 21, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.



02042136

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

(signature)

1 Thai Farmers Lane, Ratburana Road, Bangkok 10140, Thailand. Tel. +66 (2) 470-1122, 470-1199 Fax. +66 (2) 470-2749   Registration No.PCL. 105

Thai Farmers Bank Public Company Limited supports efforts to protect the environment. This letter is printed on recycled paper.   ES06022-6-98



Thai Farmers Bank
Public Company Limited

Assets	Baht	Liabilities	Baht
Cash	10,097,144,627.88	Deposits	677,732,584,498.25
Interbank and money market items, net	109,982,289,057.50	Interbank and money market items	8,423,169,211.49
Securities purchased under resale agreements	5,500,000,000.00	Liabilities payable on demand	2,358,457,900.02
Investments, net (with obligations Baht 31,907,787.64)	126,509,228,681.13	Securities sold under repurchase agreements	-
Credit advances (net of allowance for doubtful accounts)	430,747,903,736.98	Borrowings	48,387,258,181.84
Accrued interest receivables	2,072,697,879.34	Bank's liabilities under acceptances	576,406,918.85
Properties foreclosed, net	11,430,149,123.35	Other liabilities	19,443,877,704.80
Customers' liabilities under acceptances	576,406,916.65	Total liabilities	756,921,754,413.05
Premises and equipment, net	22,115,372,910.77		
Other assets	7,958,752,990.59	Shareholders' equity	
		Paid-up share capital	
		(registered share capital Baht 26,800,946,000.00)	29,590,947,170.00
		Reserves and net profit after appropriation	(3,081,492,698.08)
		Other reserves and profit and loss account	9,618,087,040.99
		Total shareholders' equity	30,067,531,512.91
Total Assets	786,989,286,925.96	Total Liabilities and Shareholders' Equity	786,989,286,925.96
Customers' liabilities under unmatured bills	2,966,059,326.94	Bank's liabilities under unmatured bills	2,966,059,326.94
Total	789,955,345,252.90	Total	789,955,345,252.90

	Baht
Non-Performing Loans (13.04% of total loans before allowance for doubtful accounts)	60,872,412,432.90
* Loans to related parties	5,205,475,090.34
Loans to related asset management companies	35,300,000,000.00
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	19,967,115,600.00
Legal capital fund	67,921,118,286.79
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	5,981,111,149.49
Total liabilities	797,610,491.87
Significant contingent liabilities	
Avals to bills and guarantees of loans	8,025,844,405.83
Letters of credit	6,609,017,083.88

Remark : * Including Baht 4,522 million loans to customers which the Bank had restructured.

